UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, November 25, 2016

Messrs,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:          Relevant Information Communication presented on November 23rd, 2016 in reference to Southern Gas Pipeline Project

Dear Sirs:

By means of the present letter, we fulfill to specify the Relevant Information Communication that we presented on November 23rd, 2016 in relation to Grupo Sempra’s (“Sempra”) decision of not to continue with the process of acquisition of shares of Grupo Odebrecht’s (“Odebrecht”) ownership in Gasoducto Sur Peruano S.A. (“GSP”), in the end referred to the termination payment mechanism provided for in the concession contract entered into between GSP and the Peruvian State represented by the Ministry of Energy and Mines (“the grantor”) on July 23rd, 2014 (“the Concession Contract”). In this regard, we indicate the following:

1.  Clause 20.1 of the Concession Contract establishes the grounds that give rise to the right of the parties to terminate such contract. Among these causes, are those that are generated by causes imputable to GSP as a concessionaire.

It should be noted that the only grounds for termination of the Concession Contract for causes attributable to GSP’S partners or shareholders are those related to (i) the insolvency or liquidation of the Qualified Operator; (ii) the failure of the Qualified Operator to comply with its obligations under clause 9.10 of the Concession Agreement (including the transfer of GSP shares that make up the minimum share that must be maintained, or the lack of control of the technical operations of the transport system); (iii) the falsity of the statements made by the Qualified Operator in the Concession Agreement; and (iv) modifications to the Qualified Operator's bylaws that contravene the Concession Agreement. The Qualified Operator under the Concession Contract is Enagás Internacional S.L.U.

2.  Clauses 20.1 and 20.2 of the Concession Contract establish the procedure to terminate the Concession Contract in the event that the party affected by the non-compliance makes such decision.

3.  Clause 20.4 establishes the actions to be followed by the Grantor once the Concession Contract is terminated for any of the causes described in clause 20.1, including those that are triggered by causes attributable to GSP or the Qualified Operator. One of those actions is to follow an auction process.

Within the framework of this auction process, the Grantor may not make more than 3 calls within a period of 12 months. Likewise, the basic price of the first call for such auction shall not be lower than the "Net Book Value"1, with the Grantor having the right to deduct in each new call up to 15% of the base amount of the immediately preceding call. In that sense, assuming that the base price of the first call was 100% of the Net Book Value, and that there were no bidders in the first two calls, the base price of the third (and last) call would be 72.25% of the Net Book Value.

1 According to the Concession Agreement, the "Net Book Value" is the sum in the Contract Currency equivalent to the value of the Concession Assets, regardless of how the construction and/or acquisition of such assets would have been financed and including, but not limited to, all accrued costs that are directly attributable to Concession Assets minus accumulated depreciation calculated under the straight-line method and generally accepted accounting principles in Peru. The Net Book Value shall be calculated in accordance with what is established in clause 20 of the Concession Agreement.

4.  The price that the Concessionaire obtains in the auction shall be destined by the latter to pay the GSP obligations established in clause 20.4.3 of the Concession Agreement (among which are the labor liabilities, debt to "Permitted Creditors" - which to date do not exist - taxes, fines and penalties, other liabilities to the State and other liabilities). If there is a balance after applying the amount obtained in the auction to the indicated concepts, the Grantor will deliver the balance to the Concessionaire, always up to the maximum of the Net Book Value minus payments made.

5.  Clause 20.5 of the Concession Agreement also stipulates that, if there is no winner in the indicated auctions within 12 months from the date of termination of the Concession Contract, the Concessionaire will pay GSP with its own resources the lowest value between: (i) the Net Book Value; or (ii) the base amount of the last call referred to in the last paragraph of clause 20.4.3 of the Concession Contract (which, as indicated, would be at least equivalent to 72.25% of the Net Book Value).

6.  Consequently, even if the Concession Contract terminates for reasons attributable to GSP or the Strategic Operator, GSP will be entitled to receive the amount obtained in the referred auction, being the minimum amount to receive 72.25% of the Net Book Value minus the amount of the GSP liabilities paid by the Grantor as provided in the Concession Agreement.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: November 25, 2016